Healthaxis Inc.
7301 North State
Highway 161, Suite 300
Irving, Texas 75039

October 10, 2006

VIA FACSIMILE: 202-942-9544
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Barbara Jacobs

Re:	Healthaxis Inc. Registration Statement on Form S-3 Filed October 10, 2006 File No. 333-126146

Dear Ms. Jacobs:

Healthaxis Inc. as the registrant of the above-captioned registration statement hereby respectfully requests that the above referenced registration statement be permitted to become effective at 4:00 p.m., Eastern Standard Time, on Wednesday, October 11, 2006, or as soon thereafter as is practicable. The above named registrant is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934. Specifically, Healthaxis Inc. acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	The company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our counsel, John B. McKnight, at (214) 740-8000 of any questions.

Very truly yours,

HEALTHAXIS INC.

By:	/s/ Ronald K. Herbert

Ronald K. Herbert Chief Financial Officer